Filed by Futuredontics, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
Subject Company: BriteSmile, Inc.
Commission File No.: 1-11064
FUTUREDONTICS, INC. SUBMITS UNSOLICITED OFFER OF $4.00 PER SHARE TO BRITESMILE, INC.
Friday June 9TH, 9:00 AM ET
Los Angeles, California (NEWS-WIRE) June 9, 2006 —Futuredontics, Inc. parent company of 1-800-DENTIST, announced today the submission of a formal offer letter dated Monday June 5, 2006 presented to the Board of Directors of BriteSmile, Inc. (NASDAQ Small Cap: symbol “BSML”). The offer is to purchase all of BriteSmile’s outstanding capital stock for a total price of $4.00 per share through a combination of cash and stock subject to shareholder approval, regulatory approval and financing. The two companies are currently in discussions to formalize documentation.
As outlined in the letter last Monday, dated June 5, 2006, the transaction offers BriteSmile, Inc. (NASDAQ: BSML <http://finance.yahoo.com/q?s=bsml&d=t> — News <http://finance.yahoo.com/q/h?s=bsml> ) shareholders a premium which exceeds 400% over the trading price from when the two companies first met 30 days ago. Shareholders of BriteSmile will receive $2.00 in cash and $2.00 in Futuredontics stock, anticipated to be structured as a tax-free reverse merger. The pending transaction contemplates combining two of the most recognized consumer brands in dentistry with powerhouse marketing and advertising.
The acquisition of BriteSmile by Futuredontics will almost triple the current revenue of BriteSmile, Inc. and provide a platform for Futuredontics to accelerate its planned entry into the dental product and spa business. With over 200 employees and substantial resources, Futuredontics intends to enter the spa and spa product sector as a new strategic business line.
Fred Joyal, CEO and Co-Founder, stated, “We’ve been marketing dentistry to consumers for over 20 years. We have a unique brand and a keen understanding of consumer behavior and desires. BriteSmile is a natural expansion for us, and will vastly increase our ability to generate dentistry for the spas and for our own 1-800-DENTIST members.”
Gary Saint Denis, Chairman and Co-Founder, added, “We have a well-seasoned management and marketing team, with experience and operations quite complimentary to the BriteSmile business. Discussions with BriteSmile this week have proved to be both positive and constructive and we expect to move toward board approval no later than June 16, 2006, at which time this offer expires.”

Futuredontics, Inc. is a private company that has been generating referrals for dentists with its two brands, 1-800-DENTIST and DRS, nationwide for 20 years. It is the largest dental referral service in the nation and is based in Los Angeles, CA.
This is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any such offer may be made through a registration statement to be filed by Futuredontics, Inc. with the Securities and Exchange Commission. Investors and security holders are urged to read any such registration statement and related proxy statement/prospectus carefully when they are available because they will contain important information. Investors and security holders will be able to obtain without charge copies of these documents through the web site maintained by the Securities and Exchange Commission at http://www/sec/gov.